Mail Stop 4561

July 23, 2008

Kendall Larsen
Chief Executive Officer
VirnetX, Inc.
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066

> **Re: VirnetX Holding Corporation**
> **Amd. No. 2 to Form S-1**
> **Filed July 14, 2008**
> **File No. 333-149884**

Dear Mr. Larsen:

We have reviewed your amended filing and have the following comments.

Form S-1/A

Cover Page

Report of Independent Accountants, page F-3

1.   We note that the audit report of Burr, Pilger and Mayer, LLP refers to auditing standards generally accepted in the United States. Tell us how your auditors considered the requirements of PCAOB Auditing Standards No. 1 to refer to the standards of the Public Company Accounting Oversight Board (United States). Please revise your filing as necessary in response to this comment.

Exhibit 23.1

2.   We note the consent of Farber Hass Hurley LLP makes reference to inclusion of their audit report for PASW dated March 28, 2007. Please revise to include a consent of Farber Hass Hurley LLP to the audit report that is included in the registration statement (i.e., March 31, 2008 report for VirnetX).

                          *   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile: (650) 614-7401</u>
        Lowell D. Ness, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Telephone: (650) 614-7455